FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



For October 18, 2005



                Euro Tech Holdings Company Limited
         -----------------------------------------------
         (Translation of registrant?s name into English)

   18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
   -------------------------------------------------------------
             (Address of Principal executive offices)



	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F  [X]           Form 40-F  [ ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes  [ ]                 No [X]


        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-______________.

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Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 5


Item 5.  Other Events
---------------------

Entry into Material Agreements
------------------------------

	On or about October 18, 2005, the Registrant, through its subsidiary EuroTech (Far East) Limited, entered into two agreements with Tamworth Industrial Limited ("Tamworth") to purchase (a) 2,100 shares (approximately 21%) of the 10,000 issued and outstanding shares of Pact Asia Pacific Limited ("Pact") for approximately US $525,000 (the "Pact Agreement") and (b) a twenty-one (21%) percent equity interest in Yixing Pact Environmental Technology Co. Ltd. ("Yixing") for approximately US $475,000. The foregoing agreements are subject to many legal, accounting, and other preconditions by each of the parties and satisfaction of a customary due diligence and government approvals. Additionally, the Registrant's subsidiary is not to be required to complete the purchases unless it also acquires the interests in both Pact and Yixing pursuant to the agreements.

       If the transactions are completed, the parties agreed that Pact will:

       * comply with the U.S. Sarbanes-Oxley Act requirements on internal controls at Pact's cost.

       * appoint an accountant for both Pact and Yixing recommended by the Registrant's subsidiary.

       * prepare and provide monthly financial accounts in compliance with U.S. GAAP requirements for the Registrant's subsidiary.

       * appoint auditors nominated by the Registrant's subsidiary.

And that Yixing:

       * will have a majority of its directors appointed by Registrant's subsidiary.

       * (unless prohibited by the law or regulation of the People's Republic of China ("PRC")) distribute at least 35% of its net profits by way of dividends.

       * comply with the U.S. Sarbanes-Oxley Act requirements on internal controls at Yixing's cost.

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Euro Tech Holdings Company Limited
Form 6-K
Page 3 of 5


       * prepare and provide monthly financial statements to Registrant's subsidiary.

       * prepare financial statements both in compliance with the regulations of the PRC and, separately, U.S. GAAP.

       *    appoint auditors selected by Registrant's subsidiary.

       * prohibit expenditures in excess of a certain level without the prior approval of Yixing's Chairman.

       * Registrant's subsidiary has the right to prohibit loans to Yixing staff and approve all deviation from Yixing's existing bonus scheme.

       Both Pact and Registrant's subsidiary granted to the other a right of first refusal should either elect to sell some or all of their shares to a third party at the same price and with the same conditions as that offered by the third party.

        The Registrant's subsidiary also granted Tamworth a put option exercisable any time after three years from a closing to require the Registrant's subsidiary to acquire part of all of the remaining shares of Pact owned by Tamworth. The acquisition price for each remaining share is to be based on the following formula:

    5.2 times the Average Net Profit of the latest 3 years of Pact
    --------------------------------------------------------------
                 Total Number of Shares Outstanding

        Similarly, the Registrant's subsidiary also granted Tamworth a put option exercisable any time after three years from a closing to require the Registrant's subsidiary to acquire all remaining securities of Yixing held by Tamworth at 5.2 times of Yixing's net profit for the three prior fiscal years.

	As part of the Yixing agreement, Mr. George Hayek is to continue his employment relationship with Pact and Yixing at an annual income of not less than U.S. $110,000 with salary increments after 2005 is to be the subject to further discussions. Mr. Hayek is the majority shareholder of Tamworth. Also, as a substantial portion of Yixing's income is derived from sales to a Middle East company that Mr. Hayek owns a beneficial interest in, Mr. Hayek is to disclose the pricing policy for sales to that Middle East company and is to adopt this policy for future sales to the Middle East company after completion of the transactions.

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Euro Tech Holdings Company Limited
Form 6-K
Page 4 of 5


	In January 2002, the Registrant acquired a 30% equity interest in Pact and Yixing. Pact and Yixing are privately owned engineering firms situated in Shanghai that specialize in the design, manufacture and operation of water and wastewater treatment plants in several industries situated in China. Pact and Yixing, through associates and business alliances, also conduct similar operations in the Middle
East. Registrant believes that Pact and Yixing's businesses are complementary to the Registrant's business.

Item 9.01   FINANCIAL STATEMENT AND EXHIBITS

	(c) Exhibits.  The following exhibits are filed with this report:

	Exhibit 10.1. Share Sale and Purchase Agreement between Tamworth Industrial Ltd. and Registrant's subsidiary.

        Exhibit 10.2 Equity Interest Transfer Agreement between Tamworth Industrial Ltd. and the Registrant's subsidiary.


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Euro Tech Holdings Company Limited
Form 6-K
Page 5 of 5


                            SIGNATURES
                            ----------

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                EURO TECH HOLDINGS COMPANY LIMITED
                                (Registrant)


Dated: October 25, 2005         By: /s/T.C. Leung
                                   -----------------------------------
                                   T.C. Leung, Chief Executive Officer
                                   and Chairman of the Board


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